September 29, 2006

Securities and Exchange Commission

100 – F Street N.E.

Washington, DC

20549

ATTENTION:

LARRY SPIRGEL

Assistant Director

Dear Sir:

Re:

Unity Wireless Corporation – Preliminary Proxy Statement - Schedule 14A

File Number 0-30620

Thank you for your letter of September 1, 2006 regarding the above noted matter.  In addition to our previous response filed September 15, 2006 we wish to acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

DALLAS PRETTY

Chief Financial Officer